 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX TO PRESENT AT THE TD SECURITIES LONDON ENERGY CONFERENCE AND ANNOUNCES UPDATED COMMODITY RISK MANAGEMENT CONTRACTS

CALGARY, ALBERTA (January 5, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce it will be presenting at the TD Securities London Energy Conference in London, England on Tuesday, January 12, 2016.

Bellatrix maintains an active risk management program, and over the past several months has added several natural gas fixed price swap contracts through the summer season (April to October 2016) to further enhance Bellatrix’s strong forward hedging program. Currently Bellatrix has approximately 30% of forecast natural gas volumes hedged at an average fixed price of approximately C$3.30/Mcf in calendar 2016 (based on the mid-point of our 2015 annual average production guidance range of 41,000 boe/d). In addition the Company has approximately 25% of forecast natural gas volumes hedged with basis swap risk management contracts which further mitigate potential adverse movements in the AECO basis differential over the 2016 to 2017 timeframe.

Bellatrix's hedging program is part of its overall risk management strategy focused on providing reduced price risk volatility, and greater assurance of future revenue and cash flow which drive the capital and reinvestment decisions within our business.

The following table provides a summary of Bellatrix’s 2016 and 2017 natural gas and crude oil commodity price risk management contracts in place as at December 31st, 2015:

Product	Financial Contract	Period	Volume	Average Price
Natural gas	Fixed price swap	January 1, 2016 to March 31, 2016	44 MMcf/d	$3.38/Mcf
Natural gas	Fixed price swap	April 1, 2016 to October 31, 2016	52 MMcf/d	$3.24/Mcf
Natural gas	Fixed price swap	November 1, 2016 to December 31, 2016	44 MMcf/d	$3.38/Mcf
Natural gas	Fixed price swap	January 1, 2017 to December 31, 2017	44 MMcf/d	$3.38/Mcf
Natural gas	AECO basis swap	January 1, 2016 to December 31, 2017	45 MMcf/d	US$0.76/Mcf
Crude oil	Edmonton sweet differential	January 1, 2016 to September 30, 2016	2,000 bbl/d	US$4.05/bbl
Crude oil	Edmonton sweet differential	October 1, 2016 to December 31, 2016	1,500 bbl/d	US$4.05/bbl

Natural gas hedges have been converted from $/GJ to $/Mcf based on an assumed average corporate heat content of 40.0 Mj/m3. All hedges are denominated in Canadian dollars unless otherwise noted.

A copy of Bellatrix's updated corporate presentation is available on our website at http://www.bellatrixexploration.com.

Bellatrix intends on releasing its 2016 capital expenditure budget and corporate guidance prior to market open on January 12, 2016.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com